November 21, 2023

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sandra Hunter Berkheimer and David Lin

Re:      Bakkt Holdings, Inc.

•	Registration Statement on Form S-3 Filed April 21, 2023 (File No. 333-271361)

•	Registration Statement on Form S-3 Filed April 21, 2023 (File No. 333-271362)

•	Post-Effective Amendment No. 2 to Form S-1 on Form S-3 Filed April 21, 2023 (File No. 333-261034)

•	Registration Statement on Form S-3 Filed April 26, 2023 (File No. 333-271438) (collectively, the “Registration Statements”)

Dear Ms. Berkheimer and Mr. Lin:

On behalf of Bakkt Holdings, Inc. (including its subsidiaries as the context requires, the “Company” and, in the responses below, “we,” “us” and “our”), we submit this letter containing consolidated responses to the comment letters, dated September 29, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the Registration Statements, including the information incorporated by reference therein from the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 (the “Form 10-K”).

For ease of review, each of your comments from your comment letter relating to the Registration Statement with File No. 333-271362 are set forth below, followed by the Company’s responses. Such responses are intended to be responsive to the comment letter relating to the Registration Statement with File No. 333-271362, as well as the corresponding substantively identical comment letters provided in respect of the other three Registration Statements.

Response Dated August 2, 2023

General

1.

We note your response to comment 1 and the introductory portion of your response letter where you state that you intend to include additional, or revised, disclosures in response to the staff’s comments in a Current Report on Form 8-K that you will incorporate by reference into the Form S-3. Please amend your Form S-3 to include the additional, or revised, disclosures in response to our comments directly therein.

Response:

The Company respectfully advises the Staff that including additional and revised disclosures directly in the Registration Statements in response to the Staff’s comments is neither required by Form S-3 nor useful to investors in light of the evolving nature of the Company’s business and the crypto industry more generally.

Consistent with the integrated disclosure system implemented by the SEC in 1982, Form S-3 allows a registrant to incorporate by reference its past and future reports filed under the Securities Exchange Act of 1934 (the “Exchange Act”) rather than having to amend or supplement its Securities Act of 1933 (the “Securities Act”) registration statement and prospectus each time a material event occurs.

Item 12(d) of Form S-3 provides that “any information required in the prospectus in response to Item 3 through Item 11 of this Form may be included in the prospectus through documents filed pursuant to Section 13(a), 14, or 15(d) of the Exchange Act that are incorporated or deemed incorporated by reference into the prospectus that is part of the registration statement.” This includes, for example, risk factors (Item 3) and any updates required to reflect “material changes” in a registrant’s business (Item 11). It is customary for a registrant to rely on Item 12 and incorporate all required information and material updates through documents filed pursuant to Section 13(a), 14, or 15(d) of the Exchange Act. As a shelf or resale registration statement on Form S-3 may be used over a period of three years (or longer), disclosure will become stale over time. Directing investors to the most recently filed Exchange Act reports of the registrant incorporated by reference into the registration statement, consistent with the instructions to Item 12, eliminates duplicative disclosures while continuing to provide material information. Requiring the Company to include selected disclosures in four separate registration statements that will be outdated with the Company’s next Form 10-K filing is not efficient and will be costly for the Company. Moreover, it does not provide any meaningful benefit to investors and could result in investors looking at outdated disclosures in the Registration Statements rather than the more updated disclosures that are contained in the Company’s Exchange Act filings.

As discussed with the Staff, the Company proposes to include an update to its business activities following its acquisition of Bakkt Crypto (the “Business Update”) in a future Exchange Act filing. The Business Update would include relevant information regarding Bakkt Crypto as well as the additional information responsive to the Staff’s comments. Originally, the Company proposed filing the Business Update under Item 8.01 of Form 8-K, which would be automatically incorporated by reference into the Registration Statements. Based on the Staff’s objection to that approach, the Company instead proposes to include the Business Update as Item 5. Other Information in an amendment to the Company’s recently filed Form 10-Q for the quarter ended September 30, 2023 prior to the effectiveness of the Registration Statements. A draft of the Business Update is attached hereto as Annex A.

2.

Please disclose your marketing efforts in connection with the Bakkt Crypto platform and clarify whether and how you encourage customers to use the platform, including your digital engagement practices, addressing, without limitation:

•	The analytical and technological tools and methods you use in connection with such practices and your use of technology to develop and provide investment education tools;

•	Whether any of such practices encourage retail investors to trade more often, invest in different crypto assets or change investment strategies;

•

Whether you use any optimization functions (e.g., to increase platform revenues, data collection and customer engagement). To the extent your use of any optimization functions may lead to potential conflicts between your platform and investors, please add related risk factor disclosure; and

•	Your data collection practices or those of your third-party service providers.

Response:

The Company proposes to revise its disclosure in response to the Staff’s comments. The proposed text is set forth below and included in Annex A under “—Marketing.”

“We market our platform to our Clients. We generally do not engage in any direct-to-consumer marketing for the acquisition or engagement of end consumers, or Customers. As part of Client engagement, we may assist them in developing their crypto assets marketing strategy but any such strategy is ultimately executed by Clients at their discretion. We also have a sponsorship agreement with Caesars Entertainment pursuant to which the theater at Planet Hollywood Resort & Casino in Las Vegas is branded as the “Bakkt Theater.” However, potential Customers are not able to sign up directly with us and need to access our platform through a Client environment.

Clients may choose to market our crypto asset services to Customers. In order to ensure we comply with applicable laws and regulations, we retain the right to review Customer-facing marketing materials proposed to be used by Clients. In specific instances, we require Clients to disclose the services we provide and the related risks in such materials.

We market our products and services to potential Clients using multiple business-to-business channels, such as (i) Company-owned domains (e.g., our website and blog and its social media platforms), (ii) direct marketing, including email marketing and targeted digital advertisements to potential Clients, and (iii) indirect marketing to potential clients via partnerships with existing Clients and other third parties to promote branding and product access for potential clients through existing Client channels.

Since Customers must agree to our terms of use in order to utilize the services offered by our platforms, as part of Customer onboarding, we collect data about Customers from the applicable Client and/or Customer in accordance with our privacy policy. This data is used to complete required processes (e.g., Customer Identification Program and Know Your Customer verification) and to service Customers.”

3.

We note your disclosure in your Form 10-Q for the period ended June 30, 2023 that you “provide custody services for Bakkt Crypto’s customers and for Bakkt Trust’s standalone custody customers.” Please also address custody services for customers of Bakkt Marketplace. In addition, we note that you acquired Bumped Financial, LLC (renamed Bakkt Brokerage) in February 2023. Please clarify the activities engaged in, or expected to be engaged in, by Bakkt Brokerage.

Response:

The Company proposes to revise its disclosure in response to the Staff’s comments to clarify that custody services for Customers of Bakkt Marketplace are provided by Bakkt Trust Company LLC. The proposed text is set forth below and included in Annex A under “—Institutional Client Business – Crypto Custody Services.”

“Bakkt Trust currently provides custody services to Customers of Bakkt Marketplace and to its own institutional customers with respect to bitcoin and ethereum and is in the process of expanding the list of crypto assets for which it provides custody services to include more of the crypto assets which we support for trading. Pursuant to its coin listing policy, Bakkt Trust recently self-certified the provision of custody services for all of the crypto assets traded on Bakkt Crypto and Bakkt Marketplace. For a list of these crypto assets, see the table for Bakkt Trust under “Crypto Assets and Services Offered by Bakkt” above.”

In addition, the Company respectfully advises the Staff that Bakkt Brokerage, LLC is not engaged in any business activities at this time, although the Company maintains its registration as a U.S. broker-dealer. The Company has no current plans for Bakkt Brokerage, LLC to engage in future business activities. Any change in the Company’s plans will need to comply with applicable rules and regulations.

4.	Please revise your disclosure to discuss the capital requirements applicable to Bakkt Brokerage, LLC.

Response:

Because Bakkt Brokerage is not engaged in any business activities and we have no current plans for it to engage in future business activities, we respectfully submit that it is not necessary to disclose the capital requirements applicable to Bakkt Brokerage. The Company proposes to revise its disclosure to clarify the inactive status of Bakkt Brokerage. The proposed text is set forth below and included in Annex A under “—Corporate Structure.”

“We acquired Bumped Financial, LLC (renamed Bakkt Brokerage), a registered broker-dealer, in February 2023. Bakkt Brokerage is not engaged in any business activities at this time, and we have no current plans for it to engage in future business activities.”

5.

We note your disclosure on page 42 of your Form 10-Q for the period ended June 30, 2023 that you receive “client platform fees.” Please revise your disclosure to clarify what these fees are for and who pays them.

Response:

The Company proposes to revise its disclosure in response to the Staff’s comment. The proposed text is set forth below and included in Annex A under “—Crypto Assets and Services Offered by Bakkt—Retail Customers – Crypto Asset Trading.”

“We have agreements with Clients that entitle us to receive recurring subscription revenues in the form of platform fees for the use of our platforms by Clients and Customers.”

6.

Please revise to describe the terms and provisions of your insurance policies, including insurance policies covering the crypto assets that you hold on behalf of customers in wallets in your custody or with third-party custodians, including, the amount of coverage, term, termination provisions, renewal options and limitations on coverage.

Response:

The Company proposes to revise its disclosure in response to the Staff’s comment. The proposed text is set forth below and included in Annex A under “—Insurance Matters.”

“We maintain types and amounts of insurance coverage that we believe are appropriate and consistent with customary industry practices. Our insurance policies cover employee-related accidents and injuries, property damage, business interruption, storm damage, facilities, cyber, crime and liability deriving from our activities. Our insurance policies also cover directors’, employee and fiduciary liability and officers’ liability.

We may also be covered for certain liabilities by insurance policies issued to third parties, including, but not limited to, our dealers and vendors.

With respect to crypto assets, we maintain crime insurance with $100.0 million of coverage for amounts held in cold wallets and $25.0 million of coverage for amounts held in hot wallets, in each case, with a $1.0 million deductible. The policy term is one year, from July 1, 2023 to June 30, 2024. The policy is non-cancellable, other than for (i) a change of control of the Company, (ii) bankruptcy or liquidation of the Company or (iii) non-payment of premium by the Company. There are no automatic or guaranteed renewal provisions, although we expect to renew such coverage prior to its expiration, if possible. The policy contains customary exclusions and limitations of coverage as per industry standards.”

7.

We note your proposed disclosure that Bakkt Crypto account holders are able to purchase crypto assets, store crypto assets in Bakkt Crypto-controlled wallets, liquidate their holdings, and transfer select crypto assets between a Bakkt Crypto-controlled wallet and external wallets in certain jurisdictions. Please revise your disclosure to clarify whether there currently are, or in the future may be, any crypto assets that Bakkt account holders are able to purchase that cannot be transferred to an external wallet (i.e., off Bakkt Crypto’s platform). If any such crypto assets are currently known or expected, please revise to affirmatively identify the same to the extent the information is material and reasonably available.

Response:

The Company proposes to revise its disclosure in response to the Staff’s comment. The proposed text is set forth below and included in Annex A under “ —Custody Services for the Crypto Assets Supported for Trading – External Transfers of Crypto Assets (through Bakkt Crypto).”

“Other than in the State of New York, all crypto assets that we make available to Customers are transferable to external wallets, with the exception of Ethereum Classic (ETC) and Dogecoin (DOGE), which are under development and are expected to be supported for transfers in the first quarter of 2024. Because we have structured our platforms to be Client-configurable in several aspects, each Client has the discretion to enable this transfer feature for its Customers. Crypto assets made available to Customers residing in the State of New York are not transferable to external wallets.”

8.

We note your proposed disclosure under this heading that, “Bakkt Crypto offers consumers the opportunity to purchase, store and sell virtual currencies through front-end trading platforms sponsored by Bakkt Crypto’s third-party partners.” Please revise to include diagrams, along with narrative descriptions of how Bakkt Crypto’s business model works, including the different types of customer transactions and depicting the flow of funds between parties involved. Your discussion should clarify your role in the transaction (e.g., principal vs. agent) and at what point(s) in the process commissions and fees are recognized and earned on all customer transactions. In addition, similar information should be provided reflecting all of the company’s rights or abilities to borrow, pledge, repledge, hypothecate, rehypothecate, loan or invest the customer assets as well as their own.

In addition, and for example purposes only:

•

Please revise to describe how transactions are executed and settled. Please also clarify if Bakkt Crypto routes orders to other trading venues and whether customers are required to pre-fund their transactions.

•

Please revise to clarify how the Bakkt Crypto trading platform differs from or interacts with the trading platform operated by Bakkt Marketplace, and clarify whether or not it is your intent to combine these platforms.

•	Please identify the third-party partners to which you refer and identify the role of each third-party partner.

•

You state that Bakkt Crypto is gauging demand for, among other things, “internal and/or external wallet transfers of crypto assets, subject to risk assessment on incoming and outgoing transfers.” Please clarify what this is intended to refer to and how it differs from Bakkt Crypto’s existing operations.

•

You state that a majority of the fintech partners with which Bakkt Crypto had an agreement “are also part of Apex Fintech Solutions’ client network.” Please elaborate on this statement and how it relates to Bakkt Crypto’s business.

•

You state that “[i]n most cases, the agreements also contain provisions giving Bakkt Crypto discretion in the choice of crypto assets offered to each partner through its platform…” (emphasis added). Does this mean that, in some cases, Bakkt Crypto is contractually obligated to provide services relating to certain crypto assets that it might not otherwise support? If so, please discuss the regulatory risks associated with these contractual provisions.

Response:

Bakkt Crypto offers Customers the ability to purchase, sell, store, and, in approved jurisdictions, deposit and withdraw approved crypto assets, all from within the applications of its Clients with whom Customers already have a relationship. Using Bakkt Crypto’s platform, Customers can:

•	purchase approved crypto assets;

•	store approved crypto assets in custodial wallets; and

•	liquidate their approved crypto asset holdings.

As discussed in Response 7 above, Bakkt Crypto permits Customers in approved jurisdictions to:

•	transfer supported crypto assets from external wallets to custodial wallets maintained by Bakkt Crypto; and

•	transfer supported crypto assets from internal wallets maintained by Bakkt Crypto to external wallets.

In addition, Bakkt Crypto is in the process of developing functionalities enabling Customers to:

•	subject to applicable regulatory approvals, transfer supported crypto assets between registered Customers of the Company (“P2P Transfers”); and

•	convert certain loyalty and rewards points into supported crypto assets.

As described in Annex A under “—Crypto Asset Trading,” customers may purchase approved crypto assets through Bakkt Crypto utilizing one of four funding sources:

(1)	the Customer’s fiat wallet (see Fig. 1 below and in Annex A);

(2)	the Customer’s Banking as a Service (“BaaS”) provider account (see Fig. 2 below and in Annex A);

(3)	the Customer’s brokerage account (see Fig. 3 below and in Annex A); or

(4)	the Customer’s points/rewards account with a participating loyalty partner (see Fig. 4 below and in Annex A; expected to become available in the first quarter of 2024).

Customers may sell crypto assets through Bakkt Crypto. The proceeds from a sale can be directed to one of three potential Customer accounts:

(1)	the Customer’s fiat wallet (see Fig. 5 below and in Annex A);

(2)	the Customer’s BaaS account (see Fig. 6 below and in Annex A); or

(3)	the Customer’s brokerage account (see Fig. 7 below and in Annex A).

The funding source is specific to the Client relationship through which the Customer account was opened and is not specified by the individual Customer account holder. For example, if a Customer opens an account with a Client where trades are funded via a BaaS relationship, all sale and purchase transaction-related funds will flow through the Customer’s BaaS account. Customers submit all purchase and sale orders through the user interface of the Client with which they have opened an account.

With respect to Customer purchase and sale orders, Bakkt Crypto operates as a riskless principal and offsets each Customer order it fills by routing a corresponding order to a liquidity provider on a one-to-one basis. Bakkt Crypto settles its transactions with liquidity providers on a net basis.

Customers can submit an order request to purchase crypto assets by specifying the dollar value or coin quantity that they wish to purchase. The Client’s user interface displays the estimated price or quantity, as applicable, as well as any transaction fees. Before sending a purchase order request, the Client must verify that sufficient funds are available in the applicable Customer funding source. If the Customer account has sufficient funds, the Client then sends the order to Bakkt Crypto. Upon receipt of the purchase order, Bakkt Crypto accepts and processes the purchase order and records any order fill transactions on Bakkt Crypto’s internal ledger. Bakkt Crypto recognizes the revenue from markup and/or trade fees at this time in the flow using explicit journal types in the transaction ledgering.

If the Customer’s funding source is a fiat wallet, Bakkt Marketplace will debit the Customer’s fiat wallet on its internal ledger. During the daily net settlement period, fiat funds are transmitted from the FBO account to the Bakkt Crypto transaction account.

Fig. 1    Crypto Assets Purchase Through A Fiat Wallet

If the Customer’s funding source is a BaaS account, Bakkt Crypto sends a message to the Client that a trade has been executed. The Client then instructs the BaaS provider to transfer the funds from the Customer’s BaaS account to its BaaS FBO account. The BaaS provider will debit the Customer’s fiat wallet on its internal ledger. During the daily batch settlement period, fiat funds are transmitted from the BaaS FBO Account to the Bakkt Crypto Transaction account.

Fig. 2    Crypto Assets Purchase Through A Customer’s BaaS Account

If the Customer’s funding source is a brokerage account, Bakkt Crypto sends a message to ledger the funds from the Customer’s Brokerage Account at the brokerage’s clearing firm to the Bakkt Crypto Brokerage Account at the brokerage’s clearing firm. During the daily batch settlement period, fiat funds are transmitted from the Bakkt Crypto Brokerage account to the Bakkt Crypto Transaction Account.

Fig. 3    Crypto Assets Purchase Through A Customer’s Brokerage Account

If the Customer’s funding source is a points account at points/rewards Client, Bakkt Crypto will debit the Customer’s points account. During the daily batch settlement, funds are transferred from the rewards Client account to the Bakkt Crypto transaction account.

Fig. 4     Crypto Assets Purchase Through A Customer’s Points/Rewards Account

For sales, Customers submit an order request via the Client with which they have a relationship to Bakkt Crypto to sell crypto assets by specifying the dollar value or quantity that they wish to sell. For market orders, the Client displays the estimated price or estimated quantity, which is inclusive of any markup. If the Client is charging any trade fees, those will be displayed and included in the total trade value. Once confirmed by the Customer, the order is then sent to Bakkt Crypto by the Client. Upon receipt of the order, Bakkt Crypto accepts and processes the sale order and records the order fill transaction on Bakkt Crypto’s internal ledger by recording a debit to the Customer’s crypto asset account.

If the Customer’s funding source is a fiat wallet, Bakkt Marketplace will credit the Customer’s fiat wallet on its internal ledger. During the daily batch settlement period, fiat funds are transmitted from the Bakkt Crypto transaction account to the FBO Account.

Fig. 5     Crypto Assets Sale with proceeds to the Customer’s Fiat Wallet Hosted by Bakkt Crypto

If the Customer’s funding source is a BaaS account, Bakkt Crypto sends a message to the Client that a trade has been executed. The Client then instructs the BaaS provider to transfer the funds from its BaaS FBO account to the Customer’s BaaS account. The BaaS provider will credit the Customer’s fiat wallet on its internal ledger. During the daily batch settlement period, fiat funds are transmitted from the Bakkt Crypto Transaction account to the BaaS FBO Account.

Fig. 6     Crypto Assets Sale with Proceeds to the Customer’s BaaS Account

If the Customer’s funding source is a brokerage account, Bakkt Crypto sends a message to ledger the funds from the Bakkt Crypto Brokerage Account at the brokerage’s clearing firm to the Customer’s Brokerage Account at the brokerage’s clearing firm. During the daily batch settlement period, fiat funds are transmitted from the Bakkt Crypto Transaction account to the Bakkt Crypto Brokerage Account.

Fig. 7     Crypto Assets Sale with Proceeds to the Customer’s Brokerage Account

Currently, all of the outstanding equity interests of Bakkt Crypto are held by Bakkt Marketplace. The Bakkt Crypto and Bakkt Marketplace platforms are operated separately, though Bakkt Marketplace provides fiat funding services to Bakkt Crypto in instances where a Client does not have that capability. The Bakkt Marketplace platform was originally conceived and built in connection with a consumer app that enabled crypto and other digital asset transactions, and, at the time represented the direct-to consumer business model which is no longer being pursued by the Company. In contrast, the Bakkt Crypto platform was originally conceived and built as an embedded crypto trading platform that would be integrated into Client environments to service Customers in those environments. Subject to applicable regulatory approvals, which it is presently pursuing, the Company intends to merge Bakkt Crypto with and into Bakkt Marketplace, with the surviving entity of the merger to be renamed Bakkt Crypto Solutions, LLC. The two platforms will then be combined into one business, which will be operated by the surviving entity. Similar to the Bakkt Crypto business model, the combined business will focus on a Client-led, or B2B2C, strategy, in which crypto assets solutions can be embedded into Client environments.

The third-party partners to which we refer in our disclosures are our Clients. Currently, a majority of the Clients with which Bakkt Crypto maintains agreements were initially referred through the client network of Apex Fintech Solutions, the former parent company of Bakkt Crypto (then known as Apex Crypto). We continue to have access to such Client network following the close of the Apex Crypto acquisition.

Bakkt Crypto only offers Customers crypto assets that it has approved for listing on the Bakkt Crypto platform.

The Company does not, and is not authorized to, borrow, pledge, repledge, hypothecate, rehypothecate, loan or invest Customer assets.

9.

We note your references to “virtual currencies” and “crypto assets.” To the extent you are using these terms interchangeably, please revise your disclosure to use one term. If these terms are instead being used to mean different things, please revise to define each term on first use.

Response:

To the extent we use these terms interchangeably, for clarity, we will revise our disclosure to use only the term “crypto assets.” In certain limited cases, we plan to retain the use of terms other than “crypto assets” in order to align with corresponding legislation or regulations or for other similar reasons.

10.	We note your proposed disclosure under this heading that you are gauging demand for offering the following additional products or services in the near future to your customers:

•	the opportunity to purchase, store and sell non-fungible tokens or NFTs;

•	services for customers in jurisdictions outside of the United States;

•	internal and/or external wallet transfers of crypto assets, subject to risk assessment on incoming and outgoing transfers; and

•	enhanced capabilities on your trading platform, including support for larger orders and recurring buys, and extending the platform to support institutional execution.

To the extent available, please revise to update the status of these potential products or services, including timelines and anticipated costs to making them available to your customers.

Response:

As disclosed in Annex A under “—Bakkt Crypto,” the Company is actively pursuing opportunities to provide its crypto asset trading services in jurisdictions outside of the United States, including the United Kingdom, Hong Kong, Spain and throughout Latin America (including Mexico, Argentina and Brazil), subject to applicable local regulatory approvals. Bakkt Crypto is currently live with Customers in Spain, Mexico and Argentina through a partnership with a local Client. The platform is expected to be live in Brazil through the same Client in December 2023.

The Company does not have any updates at this time on its plans to offer NFTs.

For a discussion of internal and external wallet transfers, please refer to our responses to Comments 7 and 8 above.

Bakkt Crypto executes a de minimis amount of trades for entity accounts in jurisdictions other than the State of New York. Subject to applicable regulatory approvals, Bakkt Crypto intends to expand the provision of trading services for institutional Clients.

Crypto Assets and Services Offered by Bakkt, page 2

11.

We note your table on page 3 identifying all of the crypto assets that you facilitate transactions in. Please revise to also identify all of the crypto asset services that you offer for each asset. Consider also using a table or chart to identify the corresponding services for each asset.

Response:

The Company proposes to update the table in response to the Staff’s comment. Please see below and included in Annex A under “—Crypto Assets and Services Offered by Bakkt—Retail Customers.”

“Bakkt Crypto, Bakkt Marketplace and Bakkt Trust facilitate transactions in, and provide services for, the crypto assets listed in the tables below.

Bakkt Marketplace / Bakkt Crypto Solutions

Supported for
Crypto Asset	Symbol	Trading	Transfers	Rewards
Bitcoin	BTC	Yes	Yes*	No (Planned Q1 2024)

Bitcoin Cash	BCH	Yes	Yes*	No

Dogecoin	DOGE	Yes*	No (Planned Q1 2024*)	No

Ethereum	ETH	Yes	Yes*	No (Planned 2024)

Ethereum Classic	ETC	Yes*	No Planned Q1 2024*	No

Litecoin	LTC	Yes	Yes*	No

Shiba Inu	SHIB	Yes*	Yes*	No

USD Coin	USDC	Yes*	Yes*	No

* Except for the State of New York.

Bakkt Trust

Supported for
Crypto Asset	Symbol	Custody	Transfers
Bitcoin	BTC	Yes	Yes*

Bitcoin Cash	BCH	No (Planned Q4 2023)	No (Planned Q4 2023)

Dogecoin	DOGE	No (Planned Q4 2023)	No (Planned Q4 2023)

Ethereum	ETH	Yes	Yes*

Ethereum Classic	ETC	No (Planned Q4 2023)	No (Planned Q4 2023)

Litecoin	LTC	No (Planned Q4 2023)	No (Planned Q4 2023)

Shiba Inu	SHIB	No (Planned Q4 2023)	No (Planned Q4 2023)

USD Coin	USDC	No (Planned Q4 2023)	No (Planned Q4 2023)

* Except for the State of New York.

12.

We note your proposed disclosure that “[a]s of August 2, 2023, [you] have delisted, or determined to delist, 37 of the 45 crypto assets that had historically been available for trading on the Bakkt Crypto platform.” Please revise to clarify the specific date or dates on which the crypto assets were delisted. Please also discuss how you expect those delistings to impact your business and results of operations in future periods.

Response:

The Company proposes to update the table in response to the Staff’s comment. Please see below and in the section entitled “—Crypto Assets and Services Offered by Bakkt” in Annex A.

“Following the acquisition of Bakkt Crypto, and as further detailed in the table below, we delisted 37 of the 45 crypto assets that had historically been available for trading on the Bakkt Crypto platform. We first requested the delisting of certain crypto assets from the Bakkt Crypto platform in connection with our due diligence review of the Bakkt Crypto business in 2022. Following the closing of our acquisition of Bakkt Crypto on April 1, 2023, and in light of regulatory developments, we undertook an updated review of all crypto assets then available on the Bakkt Crypto platform and determined that it was appropriate to delist certain additional assets. We have also directed the delisting of certain crypto assets in response to charges recently filed by the SEC against crypto asset exchanges alleging that those crypto assets are securities. We believe that these delistings will not have a material impact on our business and results of operations in future periods. While the delisted crypto assets represented approximately 15% of gross profit of Bakkt Crypto at the time of its acquisition by the Company, many of these crypto assets constitute what is referred to in the fintech industry as “meme coins.” Historically, such meme coins have been subject to anecdotal spikes in trading activity which may not repeat for a protracted period of time, if at all. In implementing our coin delisting decisions, we have attempted to mitigate impacts on our business and our Clients and Customers by affording Customers a period in which to exit their positions in the impacted crypto assets as part of an orderly wind-down. We expect our listing and delisting decisions to continue to evolve based on relevant regulatory and judicial precedent.

Crypto Asset (Symbol)	Date of Delisting
AMP	December 6, 2022

CRO; DASH; ONE; LUNA; LUNC; ZEC	February 15, 2023

ALGO; MANA	April 21, 2023

COMP; GALA; YFI; LRC; ICP; BAT; LINK; APE; MKR; REN; BNT; SNX; ATOM; GRT; AAVE; FIL; XTZ; AVAX; UNI; XLM; CHZ; SUSHI; CRV; ENJ; FTM; SOL; ADA; MATIC	September 19, 2023

Crypto Services for Retail Customers, page 3

13.

We note your proposed disclosure in response to comment 4 that you intend to expand your services to include crypto payouts and crypto rewards. Please provide expanded disclosure regarding these proposed services and disclose the steps necessary to introduce each service. Also please disclose the expected timeline and associated costs and risks related to the development and operation of each service.

Response:

The Company proposes to revise its disclosure in response to the Staff’s comment. The proposed text is set forth below and included in Annex A under “—Bakkt Rewards.”

Bakkt Rewards. We are in the process of enabling Clients to offer their Customers the ability to convert loyalty points earned through participation in the Client’s loyalty program into bitcoin (and, in the future, to other crypto assets depending on demand). We initially expect to offer this service in the first quarter of 2024.

Customers that elect this service will opt into the program through the Client’s loyalty program user interface and then be referred to a Bakkt-managed front end to authorize account creation and conversion of certain Client loyalty points into bitcoin. The exchange rate governing the conversion will be determined by (a) the redemption rate of Client loyalty points to USD, (which is set by the Client), and (b) the prevailing market price for bitcoin, which includes a markup agreed upon between the Client and Bakkt. The bitcoin will then be accessible to the Customer via a Bakkt-managed interface, which will allow Customers to sell bitcoin for USD, link their account at the Client with their bank account, deposit or withdraw fiat currency, and buy, sell and hold other Bakkt Crypto-approved crypto assets. The Bakkt-managed interface will not allow Customers to open an account directly unless they are referred via a supported Client.

Bakkt Rewards will initially be supported by the Bakkt Marketplace platform and, once it combines with Bakkt Crypto, by the platform of the combined entity.”

In addition, under “—Other Potential Services” in Annex A the Company will revise its disclosure to state that it has elected to suspend the development of the Bakkt Payouts product indefinitely.

14.

We note your proposed disclosure that you are “evaluating opportunities to offer staking (only to customers in jurisdictions outside of the United States).” Please tell us whether or not you intend to have a staking program, and provide disclosure regarding any staking program to the extent available. Please also disclose the expected timeline and associated costs and risks related to the development and operation of a staking program. To the extent that you may offer staking to your customers but do not have a timeline related to the development of the staking program, in future filings, please disclose the factors you will consider when determining whether and when to offer a staking program to your customers.

Response:

The Company proposes to revise its disclosure in response to the Staff’s comment. The proposed text is set forth below and included in Annex A under “—Other Potential Services.”

“We evaluated opportunities to offer staking and have postponed further development and rollout indefinitely. Factors relevant to our determination are revenue expectations and compliance with applicable laws.”

Bakkt Rewards, page 3

15.

Please revise to describe the material terms and conditions of the Bakkt Rewards program, to the extent such material terms are currently known although not finalized. Please address the following points, to the extent the information is material and reasonably available:

•	Discuss how the platform users earn crypto asset rewards or reward currencies (e.g., points or miles);

•	Disclose how and when you issue the crypto rewards or reward currencies to a platform user’s account;

•	Clarify whether you are considering expanding the available rewards to crypto assets other than bitcoin;

•

Noting your proposed disclosure that existing reward currencies (e.g., points or miles) can be redeemed into crypto assets by platform users, please disclose the exchange rate for redemption of reward currencies into crypto assets, whether it is subject to change and, if so, how and when;

•	Clarify what rewards other than crypto assets, if any, users are able to receive by redeeming reward currencies;

•	Clarify whether the reward currencies can be spent outside of your platform or have monetary value outside of your platform; and

•	Describe any other rights or benefits conferred by the reward currencies (e.g., expiration date, transferability, etc.).

Response:

Please refer to our response to Comment No. 13 (as well as Annex A under “—Bakkt Rewards”) for a discussion of the material terms and conditions of the program as well as potential support for additional crypto assets.

Bakkt Payouts, page 3

16.

Please disclose in greater detail how the Bakkt Payouts program will operate, including how the crypto assets are acquired and whether this service will support all of the crypto assets listed in the table on page 3. In addition, noting your proposed disclosure that Bakkt intends to support “scheduled automatic buys,” which you refer to as “Dollar Cost Averaging,” please revise to provide examples illustrating how this program operates. Please also revise your risk factor disclosures regarding facilitating transactions in securities to cover these services.

Response:

Please refer to our response to Comment No. 13 (as well as Annex A under “—Other Potential Services”).

17.

As a related matter, we note your proposed disclosure that this product is currently pending the approval of the New York State Department of Financial Services. Please revise to discuss the current status of the approval process, including any contingencies needed to be resolved prior to obtaining approval, and the estimated timing of obtaining approval.

Response:

Please refer to our response to Comment No. 13 (as well as Annex A under “—Other Potential Services”).

Institutional Client Business - Crypto Custody Services, page 4

18.

We note your proposed disclosure that Bakkt Trust intends to expand the list of crypto assets for which it provides custody services to include more of the crypto assets which you support for trading. Please revise your disclosure to specify which crypto assets Bakkt Trust intends to provide custody services for going forward.

Response:

The Company proposes to revise its disclosure in response to the Staff’s comment. The proposed text is set forth below and included in Annex A under “—Institutional Client Business – Crypto Custody Services.” Please also refer to our response to Comment 11 above.

“Bakkt Trust currently provides custody services to Customers of Bakkt Marketplace and to its own institutional customers with respect to bitcoin and ethereum and is in the process of expanding the list of crypto assets for which it provides custody services to include more of the crypto assets which we support for trading. Pursuant to its coin listing policy, Bakkt Trust recently self-certified the provision of custody services for all of the crypto assets traded on Bakkt Crypto and Bakkt Marketplace. For a list of these crypto assets, see the table for Bakkt Trust under “Crypto Assets and Services Offered by Bakkt” above.”

Policies and Procedures

Custody-Related Policies, page 4

19.

We note your proposed disclosure under this heading that Bakkt Crypto makes use of third-party providers of custodial services, including Coinbase Custody Trust Company, LLC and BitGo Trust Company, to hold customer crypto assets as custodian…” However, on page 39 of your most recent 10-Q you state that “we do not presently utilize third-party custodians.” Please reconcile these statements.

Response:

The Company advises the Staff that prior to its acquisition of Bakkt Crypto, the Company did not use third party custodians, other than minimal amounts at liquidity providers that also provide custody for the purpose of facilitating trading and settlement. However, Bakkt Crypto does utilize third party custodians. Accordingly, we will remove the statement that “we do not presently utilize third-party custodians” from our future filings with the SEC.

20.	Please file any agreement you have for the provision of custodial services as an exhibit to the registration statement pursuant to Item 601(b)(10) of Regulation S-K.

Response:

The Company respectfully advises the Staff that the Company does not believe that any of the agreements pursuant to which it provides custodial services (namely, the BitGo Custody Agreement, the Coinbase Custody Agreement or the Fireblocks License Agreement) is a material contract required to be filed pursuant to Item 601 of Regulation S-K. In reaching this conclusion, the Company determined that each agreement was made in the ordinary course of business and does not fall within any of the exceptions set forth in Item 601(b)(10)(ii) of Regulation S-K.

The Company respectfully advises the Staff that companies that provide crypto asset trading services, such as the Company, routinely enter into agreements with service providers in the ordinary course to provide complementary custody services for their trading solutions. These complementary custody solutions are offered by multiple companies, and the Company could either provide self-custody solutions using the Fireblocks software or another software, or employ the custody services of third-party custodians such as BitGo, Coinbase Custody or other providers. Moreover, the Company has disclosed its intent to consolidate its self-custody services while still offering diversification across custodians for clients that request it, indicating that the services provided pursuant to the third-party agreements will become even less relevant to the Company’s business over time. Such ordinary course agreements need not be filed as exhibits unless they are contracts upon which the business is substantially dependent.

Because the Company can obtain these services or software from other providers and because losing the custody services provided by Coinbase Custody or BitGo or access to the software licensed from Fireblocks would not require the Company to cease providing trading and custody services, the Company’s business is not substantially dependent on any of these contracts. In addition, the revenues derived from custody services are immaterial in amount . The amounts paid under the agreements also constitute an immaterial amount of the Company’s total expenses (representing less than 0.05% of total expenses for the three month period ended September 30, 2023).

21.

Please revise to disclose the proportion of customer crypto assets that Bakkt Crypto self- custodies using the Fireblocks Vault service, which you reference. Also please discuss the material risks attendant to self-custodying customer crypto assets.

Response:

The Company proposes to revise its disclosure in response to the Staff’s comment. The proposed text is set forth below and included in Annex A under “—Custody Services for the Crypto Assets Supported for Trading.”

“In addition, Bakkt Crypto also self-custodies select crypto assets (less than 8% of total Customer crypto assets were held in custody as of September 30, 2023) to facilitate consumer withdrawals utilizing the Fireblocks Vault service. Self-custodying Customer crypto assets through the use of Fireblocks third-party custody software involves risks related to our reliance on the third party for the certain services. These include the implementation of Secure Multi-Party Computation (MPC) key creation software, the provision of software that facilitates a Secure Transfer Environment for the transfer of crypto assets, and workflow authorization functionality ensuring that only Bakkt Crypto specified authorized persons are able to access the wallets for authorized purposes.”

22.

We note your proposed disclosure that you make use of third-party providers of custodial services and that you also self custody customer crypto assets. Please revise to further describe your custodial practices for crypto assets, including the items below:

•

Discuss what portion of the crypto assets are held in hot wallets and cold wallets, respectively, and whether there are differential storage practices with regard to your own crypto asset holdings versus customers’;

•	Disclose the geographic location where the crypto assets are held in cold wallets and how the private keys are located;

•

Disclose the material terms of your arrangements with each of Coinbase Custody Trust Company, LLC and BitGo Trust Company as custodian, including, without limitation: (i) in what manner the custodian is required to store your crypto assets; (ii) whether it is contractually required to hold your crypto assets in cold storage; (iii) what security precautions your custodian is required to undertake; and (iv) what inspection rights you have. Also please clarify whether Bakkt Crypto utilizes the custodial services of any third parties other than those you reference (i.e., Coinbase Custody Trust Company, LLC and BitGo Trust Company);

•

Identify the person(s) that have access to the crypto assets and whether any persons (e.g., auditors, etc.) are responsible for verifying the existence thereof. Also clarify whether any insurance providers have inspection rights associated with the crypto assets held in storage;

•	Identify the person(s) that have the authority to release the proceeds from your wallets; and

•	Discuss how the existence, exclusive ownership and software functionality of private digital keys and other ownership records are validated by the relevant parties.

Response:

The Company proposes to revise its disclosure in response to the Staff’s comment. The proposed text is set forth below and included in Annex A under “—Custody Services for the Crypto Assets Supported for Trading.”

“Bakkt Trust holds at least 90% of the crypto assets held in custody in cold storage and up to 10% of crypto assets (not to exceed $25.0 million in notional value at any one time) in warm or hot wallets.

Bakkt Crypto holds all crypto assets, including Customer crypto assets and the immaterial inventory of crypto assets that Bakkt Crypto maintains for purposes such as facilitating blockchain fee payments and accommodating the impacts of rounding, in omnibus wallets. With respect to mode of storage, a small percentage of all crypto assets (generally not more than 2%) are held in warm or hot storage in order to facilitate daily settlement and Customer withdrawals, while the vast majority of crypto assets are held in cold storage and accessed, as needed, to replenish the warm or hot wallets. The amounts of crypto assets held in warm/hot storage and cold storage are monitored daily by our custody operations team and reviewed by management on a monthly basis.

Assets stored by Coinbase Custody and BitGo are held 100% in segregated cold storage. Both entities are SOC 1 certified. At this time, Bakkt Crypto does not utilize third parties other than Coinbase Custody and BitGo to hold Customer crypto assets as custodian.

To ensure the security of crypto assets, we do not disclose the geographic location where such assets are held or the identity of the persons who have access to them and the authority to release those assets from wallets. Private keys are held in controlled locations dispersed throughout the United States according to SOC 1 audit procedures to ensure appropriate security. There are dedicated members of our custody operations team responsible for daily reconciliation of wallet holdings. New members of our custody operations team are required to complete trainings and test simulations and are provided with a runbook on our custody procedures. New members of the custody operations team, like all our employees, are also subject to background checks and drug testing. The daily reconciliations prepared by the custody team are reviewed and analyzed by management monthly and provided to external auditors at least annually, or as otherwise requested. Designated individuals within the custody operations team are responsible for the initiation and approval of outbound wallet transactions, as per our policies and procedures. Access rights are managed according to the principle of least privilege. These rights are maintained according to our IT security policy and subject to quarterly review by our IT security team. The existence, exclusive ownership and software functionality of private digital keys and other ownership records are subject to annual audits conducted by external auditors.

No insurance provider has inspection rights in respect of the crypto assets held in storage.”

In addition, as requested by the Staff, the material terms of the third-party custody arrangements are described below. As discussed in the Company’s response to Comment 20, we do not believe these are material contracts required to be filed pursuant to Item 601(b)(10)(ii) of Regulation S-K.

Under the BitGo Custody Agreement, BitGo, at Bakkt Crypto’s direction, establishes and maintains wallets for the storage of crypto assets, including cold wallets where BitGo holds a majority of the keys and a majority of those keys are stored offline (“Vault”). BitGo serves as custodian of crypto assets stored in these wallets. BitGo is required to use reasonable best efforts to keep all custodial coins received by BitGo in safe custody on behalf of Bakkt Crypto and to keep all keys to the custodial wallet held by BitGo secure and to maintain at least one backup key. BitGo is also required to exercise all reasonable best efforts to prevent unauthorized access to or use of the keys held by BitGo to the custodial wallet. Bakkt Crypto does not have inspection rights under the BitGo Custody Agreement.

Under the Coinbase Custody Agreement, Coinbase Custody provides Bakkt with a segregated custody account controlled and secured by Coinbase Custody to store certain crypto assets supported by Coinbase Custody on Bakkt Crypto’s behalf. Crypto assets in the custodial account are not treated as general assets of Coinbase Custody, and Coinbase Custody is a fiduciary and custodian on Bakkt Crypto’s behalf. Under the Coinbase Custody Agreement, Coinbase Custody securely stores crypto asset private keys in offline storage. Under the Coinbase Custody Agreement, Coinbase Custody has implemented and agrees to maintain a reasonable information security program with policies and procedures reasonably designed to safeguard its electronic systems and Bakkt Crypto’s confidential information. Coinbase Custody is required to keep timely and accurate records as to the deposit, disbursement, investment and reinvestment of crypto assets and maintain accurate books and records of the custody services in accordance with applicable law and its own internal document retention policies. Bakkt Crypto does not have inspection rights under the Coinbase Custody Agreement.

Under the Fireblocks License Agreement, Fireblocks has granted Bakkt Crypto a non-exclusive, non-sublicensable, non-transferable license to generate wallets through the Fireblocks Vault service. The service allows Bakkt Crypto to access and use crypto asset wallets that store private and public keys, interact with various blockchains and monitor its balances of crypto assets.

Listing-Related Policies, page 5

23.

Please revise to discuss in greater detail the material terms of Bakkt Marketplace’s crypto asset listing policy, as well as the weight ascribed to the various factors considered, such as the Crypto Rating Council scoring system.

Response:

The Company proposes to revise its disclosure in response to the Staff’s comment. The proposed text is set forth below and included in Annex A under “—Policies and Procedures – Listing-Related Policies.”

“We maintain crypto asset listing policies for each of Bakkt Marketplace (which policy also covers Bakkt Crypto, as its wholly owned subsidiary) and Bakkt Trust (the “Listing Policies”), the purpose of which is to provide a framework for the review and approval of new crypto assets for consumer transactions and custody services, respectively. The Listing Policies are based on guidance from the NYDFS and were approved by the NYDFS. Material revisions to the Listing Policies require prior written approval from the NYDFS.

The Listing Policies require the covered entity to undertake and document a risk assessment for each new crypto asset, which considers a number of risks, including legal and regulatory risk, and entails a review of the regulatory status of the crypto asset. Other risks covered by the risk assessment include integrity and legitimacy risk (i.e., risks associated with the creation, governance, issuance, and design of the crypto asset); reputational risk; liquidity, pricing, and manipulation risk; operational risk; and cyber security risk. The Listing Policies also provide for an evaluation of actual or potential conflicts of interest with respect to the potential listing of a crypto asset, and updates to policies and procedures to ensure that monitoring and control measures are in place to manage money laundering and financial crime risk associated with the crypto asset.

Under the Listing Policies, we utilize the risk assessment to consider various factors when making a decision to approve a new crypto asset for listing, including, among others, the appropriateness of the crypto asset to our business model and client base and whether the crypto asset is supported by other reputable markets or trading venues. In order to assess the regulatory status of a crypto asset, we consider the application of the Howey test, and other factors relevant to the determination of the security status of a crypto asset, and the positions of the SEC as expressed in various crypto-related enforcement actions and lawsuits. We may also solicit the opinion of outside counsel.

The Listing Policies do not ascribe specific weighting to particular factors or inputs to be considered in connection with the potential listing or delisting of crypto assets.”

Risk Factor Updates

Regulatory regimes governing blockchain technologies and crypto..., page 12

24.	We note your proposed disclosure under this risk factor. Please further revise to discuss the IRS’s recent proposed regulations relating to the reporting of crypto asset transactions by brokers.

Response:

The Company respectfully acknowledges the Staff’s comment and advises that it intends to supplement its disclosure in this risk factor in future filings with the following language:

“In August 2023, the IRS published proposed regulations on tax reporting requirements for cryptocurrency brokers, which are generally expected to expand the scope of companies that are required to report basis, adjusted basis, gross proceeds and amounts realized from sales of covered crypto assets.”

The amended risk factor will be included in the amendment to the Company’s Form 10-Q for the quarter ended September 30, 2023 that includes the Business Update.

25.

We note your proposed disclosure regarding the Southern District of New York’s decision in Ripple Labs, Inc. Please balance your disclosure by addressing the Southern District of New York’s decision in Terraform Labs.

Response:

The Company respectfully acknowledges the Staff’s comment and advises that it intends to supplement its proposed disclosure in future filings with the following language:

“On July 31, 2023, a different court in the Southern District of New York held that the SEC had asserted a plausible claim that certain inter-related crypto-assets offered by Terraform Labs qualified as investment contracts.”

A crypto asset’s status as a “security” in any relevant jurisdiction..., page 14

26.

We note your proposed disclosure on page 17 that you “could be subject to judicial or administrative sanctions…for acting as a broker, dealer, or national securities exchange without appropriate registration.” Please revise to also address acting as a clearing agency without appropriate registration.

Response:

The Company respectfully acknowledges the Staff’s comment. As a consequence of the manner in which Section 3(a)(23)(A) of the Exchange Act defines “clearing agency,” and the manner in which the Company’s platforms operate, the Company does not believe that any of its subsidiaries, including Bakkt Crypto, could qualify as a clearing agency requiring registration under the Exchange Act.

In this regard, and in connection with the disclosure the Company has proposed to include in response to the Staff’s comments, the Company notes that Section 3(a)(23)(B) (iii) of the Exchange Act expressly excludes from the definition of “clearing agency” a broker or dealer to the extent deemed to be a clearing agency “solely by reason of functions performed by such institution as part of customary . . . . brokerage [or] dealing . . . . activities.”

We trust that you find these responses helpful in your evaluation of the Registration Statements. Please do not hesitate to contact us should you require further information.

Sincerely,

/s/ Wilson Sonsini Goodrich & Rosati, Professional Corporation

WILSON SONSINI GOODRICH & ROSATI, PROFESSIONAL CORPORATION

cc:	Gavin Michael, Bakkt Holdings, Inc.

Marc D’Annunzio, Bakkt Holdings, Inc.

Paul Simmons, Bakkt Holdings, Inc.

Annex A

Item 5. Other Information

We are providing an update to our business activities following our acquisition of Apex Crypto LLC on April 1, 2023. Effective June 12, 2023, Apex Crypto changed its name to Bakkt Crypto Solutions, LLC (“Bakkt Crypto”). This business update should be read together with “Item 1. Business” and “Item 1A. Risk Factors” in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments” and “Item 1A. Risk Factors” in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 (“Q3 Form 10-Q”).

References in this section to “we,” “us,” “our,” “Bakkt” or the “Company” and like terms refer to Bakkt Holdings, Inc. and its subsidiaries, unless the context otherwise requires. Some of the information contained in this discussion, including information with respect to our plans and strategy for our business, includes forward-looking statements. Such forward-looking statements are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those contemplated by the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those factors discussed in “Cautionary Statement Regarding Forward-Looking Statements” and “Item 1A. Risk Factors” appearing in our Q3 Form 10-Q.

In this discussion, we use the following terms, which are defined as follows:

•	“Client” means businesses with whom we contract to provide services to Customers on our platforms, and includes financial institutions, hedge funds, merchants, retailers, and other businesses.

•

“Crypto” asset means an asset that is issued and transferred using distributed ledger or blockchain technology, including, but not limited to, so-called “virtual currencies,” “coins,” and “tokens.” Our platforms enable transactions in certain supported crypto assets.

•

“Customer” means an individual user of our platforms. Customers include customers of our loyalty clients who use our platforms to transact in loyalty points, as well as customers of our clients who transact in crypto through, and have accounts on, our platforms (except as defined for ASC 606 purposes above).

•	“Loyalty points” means loyalty and/or reward points that are issued by Clients to their Customers.

Corporate Structure

We operate primarily through the following entities:

•

Bakkt Marketplace, LLC (“Bakkt Marketplace”) and Bakkt Crypto – Through these entities we operate integrated platforms that provide Customers with the ability to buy, sell and store crypto in a simple, intuitive digital experience accessed via application programming interfaces (“APIs”) or embedded web experience. Bakkt Marketplace holds a New York State virtual currency license (commonly referred to as a “BitLicense”), and money transmitter licenses from all states throughout the U.S. where such licenses are required for the operation of its business, and is registered as a money services business with the Financial Crimes Enforcement Network of the United States Department of the Treasury. Bakkt Crypto similarly holds a BitLicense and money transmitter licenses in various states, where its business requires. Currently, all of the outstanding equity interests of Bakkt Crypto are held by Bakkt Marketplace. The Bakkt Crypto and Bakkt Marketplace platforms generally are operated separately, though Bakkt Marketplace provides fiat funding services to Bakkt Crypto in instances where a Client does not have that capability. The Bakkt Marketplace platform was originally conceived and built in connection with a consumer app that enabled crypto asset transactions, and, at the time, represented a direct-to consumer business model, which is no longer being pursued by the Company. In contrast, the Bakkt Crypto platform was originally conceived and built as an embedded crypto trading platform that would be integrated into Client environments to service Customers in those environments. Subject to applicable regulatory approvals, which we are presently pursuing, we intend to merge Bakkt Crypto with and into Bakkt Marketplace, with the surviving entity of the merger to be renamed Bakkt Crypto Solutions, LLC. The two platforms will then be combined into one business, which will be operated by the surviving entity. Similarly to the Bakkt Crypto business model, the combined business will focus on a Client-led, or B2B2C, strategy in which crypto asset solutions can be embedded into Client environments.

•

Bakkt Trust LLC (“Bakkt Trust”) is a New York limited-purpose trust company that is chartered by and subject to the supervision and oversight of New York Department of Financial Services and governed by an independent Board of Managers. Bakkt Trust provides our institutional-grade qualified custody solution, which caters to more experienced market participants and also supports our consumer-facing crypto business. Bakkt Trust’s custody solution also provides support to Bakkt Marketplace with respect to bitcoin and ether functionality and, commencing in the third quarter of 2023, other crypto assets supported by the Company. See “—Crypto Assets and Services Offered by Bakkt.”

We acquired Bumped Financial, LLC (renamed Bakkt Brokerage), a registered broker-dealer, in February 2023. Bakkt Brokerage is not engaged in any business activities at this time and we have no current plans for it to engage in future business activities.

Bakkt Crypto

In April 2023, we acquired Apex Crypto, a platform for integrated crypto trading. Operating as Bakkt Crypto, the platform supports Clients with a range of crypto solutions. We expect to leverage Bakkt Crypto’s proprietary trading platform and existing relationships with liquidity providers to provide a wider range of crypto assets and competitive pricing to our Customers. Bakkt Crypto complements our B2B2C growth strategy by broadening our business partnerships to broker-dealers, registered investment advisors, fintechs and neo-banks. Specifically, Bakkt Crypto offers Customers the ability to purchase, sell, store and, in approved jurisdictions, deposit and withdraw approved crypto assets, all from within the applications of our Clients with whom Customers already have a relationship. Using Bakkt Crypto’s platform, Customers can purchase approved crypto assets, store crypto assets in custodial wallets, liquidate their holdings, and transfer supported crypto assets between a custodial wallet maintained by Bakkt Crypto and external wallets in certain jurisdictions, if enabled by the Client.

When the acquisition closed, Bakkt Crypto had agreements with more than 30 third-party partners pursuant to which the partners made Bakkt Crypto’s crypto asset trading service available to their customer base. Our acquisition of Bakkt Crypto resulted in us obtaining access to such partners. The agreements with these third-party fintech partners (referred to as Clients) provide for licensing of their front-end trading platforms by Bakkt Crypto and cooperation between the parties in facilitating Customers’ transactions in crypto assets. The agreements are for a term of either one or two years and can be terminated by either party for breach or in case of a change of control. In most cases, the agreements also contain provisions giving Bakkt Crypto discretion in the choice of crypto assets offered to each Client through its platform, and, in some cases, exclusivity covenants pursuant to which Clients have agreed not to refer their Customers to other crypto asset trading platforms.

Bakkt Crypto is regularly exploring additional ways to innovate and provide additional products and services to its Clients. Bakkt Crypto is in the process of developing, subject to applicable regulatory approvals, functionalities enabling transfers of supported crypto assets between registered Customers, and conversion of certain loyalty and rewards points into supported crypto assets. We are actively pursuing opportunities to provide crypto asset trading services in jurisdictions outside of the United States, including the United Kingdom, Hong Kong, Spain and throughout Latin America (including Mexico, Argentina and Brazil), subject to applicable local regulatory approvals. Bakkt Crypto is currently live with Customers in Spain, Mexico and Argentina through a partnership with a local Client. The platform is expected to be live in Brazil through the same Client in December 2023. In addition, we are evaluating the opportunity to purchase and sell non-fungible tokens or NFTs. Bakkt Crypto executes a de minimis amount of trades for entity accounts in jurisdictions other than the State of New York. Subject to applicable regulatory approvals, Bakkt Crypto intends to expand the provision of trading services for institutional Clients.

2

Crypto Assets and Services Offered by Bakkt

Retail Customers

We currently provide the following crypto-related services for retail Customers. These services are provided through our Clients which have a direct relationship with such Customers and utilize our trading platform and custody services.

•	crypto asset trading;

•	custody services for the crypto assets supported for trading;

•	external transfers of crypto assets (through Bakkt Crypto); and

•	crypto rewards (expected to become available in the first quarter of 2024).

Our management regularly considers whether to make any potential additional crypto assets available on our platform, consistent with our policies and procedures. See “—Policies and Procedures—Listing-Related Policies.”

Bakkt Crypto, Bakkt Marketplace and Bakkt Trust facilitate transactions in, and provide services for, the crypto assets listed in the tables below.

Bakkt Marketplace / Bakkt Crypto Solutions

Supported for
Crypto Asset	Symbol	Trading	Transfers	Rewards
Bitcoin	BTC	Yes	Yes*	No (Planned Q1 2024)

Bitcoin Cash	BCH	Yes	Yes*	No

Dogecoin	DOGE	Yes*	No (Planned Q1 2024*)	No

Ethereum	ETH	Yes	Yes*	No (Planned 2024)

Ethereum Classic	ETC	Yes*	No Planned Q1 2024*	No

Litecoin	LTC	Yes	Yes*	No

Shiba Inu	SHIB	Yes*	Yes*	No

USD Coin	USDC	Yes*	Yes*	No

*	Except for the State of New York.

3

Bakkt Trust

Supported for
Crypto Asset	Symbol	Custody	Transfers
Bitcoin	BTC	Yes	Yes*

Bitcoin Cash	BCH	No (Planned Q4 2023)	No (Planned Q4 2023)

Dogecoin	DOGE	No (Planned Q4 2023)	No (Planned Q4 2023)

Ethereum	ETH	Yes	Yes*

Ethereum Classic	ETC	No (Planned Q4 2023)	No (Planned Q4 2023)

Litecoin	LTC	No (Planned Q4 2023)	No (Planned Q4 2023)

Shiba Inu	SHIB	No (Planned Q4 2023)	No (Planned Q4 2023)

USD Coin	USDC	No (Planned Q4 2023)	No (Planned Q4 2023)

*	Except for the State of New York.

Following the acquisition of Bakkt Crypto, and as further detailed in the table below, we delisted 37 of the 45 crypto assets that had historically been available for trading on the Bakkt Crypto platform. We first requested the delisting of certain crypto assets from the Bakkt Crypto platform in connection with our due diligence review of the Bakkt Crypto business in 2022. Following the closing of our acquisition of Bakkt Crypto on April 1, 2023, and in light of regulatory developments, we undertook an updated review of all crypto assets then available on the Bakkt Crypto platform and determined that it was appropriate to delist certain additional assets. We have also directed the delisting of certain crypto assets in response to charges recently filed by the SEC against crypto asset exchanges alleging that those crypto assets are securities. We believe that these delistings will not have a material impact on our business and results of operations in future periods. While the delisted crypto assets represented approximately 15% of gross profit of Bakkt Crypto at the time of its acquisition by the Company, many of these crypto assets constitute what is referred to in the fintech industry as “meme coins.” Historically, many meme coins have been subject to anecdotal spikes in trading activity which may not repeat for a protracted period of time if at all. In implementing our coin delisting decisions, we have attempted to mitigate impacts on our business and our Clients and Customers by affording Customers a period in which to exit their positions in the impacted crypto assets as part of an orderly wind-down. We expect our listing and delisting decisions to continue to evolve based on relevant regulatory and judicial precedent.

Crypto Asset (Symbol)	Date of Delisting
AMP	December 6, 2022

CRO; DASH; ONE; LUNA; LUNC; ZEC	February 15, 2023

ALGO; MANA	April 21, 2023

COMP; GALA; YFI; LRC; ICP; BAT; LINK; APE; MKR; REN; BNT; SNX; ATOM; GRT; AAVE; FIL; XTZ; AVAX; UNI; XLM; CHZ; SUSHI; CRV; ENJ; FTM; SOL; ADA; MATIC	September 19, 2023

4

Crypto Asset Trading

We have agreements with Clients that entitle us to receive recurring subscription revenues in the form of platform fees from Clients for the use of our platforms by their Customers.

Customers may purchase approved crypto assets directly through Bakkt Crypto utilizing one of four funding sources:

•	the Customer’s fiat wallet (see Fig. 1 below);

•	the Customer’s Banking as a Service (“BaaS”) provider account (see Fig. 2 below);

•	the Customer’s brokerage account (see Fig. 3 below); or

•	the Customer’s points/rewards account with a participating loyalty Client (see Fig. 4 below; expected to become available in the first quarter of 2024).

Customers may sell crypto assets through Bakkt Crypto. The sale proceeds from a sale can be directed to one of three potential Customer accounts:

•	the Customer’s fiat wallet (see Fig. 5 below);

•	the Customer’s BaaS account (see Fig. 6 below); or

•	the Customer’s brokerage account (see Fig. 7 below).

The funding source is specific to the Client relationship through which the Customer account was opened and is not specified by the individual Customer account holder. For example, if a Customer opens an account with a Client where trades are funded via a BaaS relationship, all sale and purchase transaction-related funds will flow through the Customer’s BaaS account. Customers submit all purchase and sale orders through the user interface of the Client with which they have opened an account.

With respect to Customer purchase and sale orders, Bakkt Crypto operates as a riskless principal and offsets each customer order it fills by routing a corresponding order to a liquidity provider on a one-to-one basis. Bakkt Crypto settles its transactions with liquidity providers on a net basis.

Customers can submit an order request to purchase crypto assets by specifying the dollar value or coin quantity that they wish to purchase. The Client’s user interface displays the estimated price or quantity, as applicable, as well as any transaction fees. Before sending a purchase order request, the Client must verify that sufficient funds are available in the applicable Customer funding source. If the Customer account has sufficient funds, the Client then sends the order to Bakkt Crypto. Upon receipt of the purchase order, Bakkt Crypto accepts and processes the purchase order and records any order fill transactions on Bakkt Crypto’s internal ledger. Bakkt Crypto recognizes the revenue from markup and/or trade fees at this time in the flow using explicit journal types in the transaction ledgering.

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If the Customer’s funding source is a fiat wallet, Bakkt Marketplace will debit the Customer’s fiat wallet on its internal ledger. During the daily net settlement period fiat funds are transmitted from the FBO account to the Bakkt Crypto transaction account.

Fig. 1 Crypto Assets Purchase Through A Fiat Wallet

If the Customer’s funding source is a BaaS account, Bakkt Crypto sends a message to the Client that a trade has been executed. The Client then instructs the BaaS provider to transfer the funds from the Customer’s BaaS account to its BaaS FBO account. The BaaS provider will debit the Customer’s fiat wallet on its internal ledger. During the daily batch settlement period, fiat funds are transmitted from the BaaS FBO Account to the Bakkt Crypto Transaction account.

Fig. 2 Crypto Assets Purchase Through A Customer’s BaaS Account

If the Customer’s funding source is a brokerage account, Bakkt Crypto sends a message to ledger the funds from the Customer’s brokerage account at the brokerage’s clearing firm to Bakkt Crypto brokerage account at the brokerage’s clearing firm. During the daily batch settlement period, fiat funds are transmitted from the Bakkt Crypto brokerage account to the Bakkt Crypto transaction account.

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Fig. 3 Crypto Assets Purchase Through A Customer’s Brokerage Account

If the Customer’s funding source is a points account at points/rewards Client, Bakkt Crypto will debit the Customer’s points account. During the daily batch settlement, funds are transferred from the rewards Client account to the Bakkt Crypto transaction account.

Fig. 4 Crypto Assets Purchase Through A Customer’s Points/Rewards Account

For sales, Customers submit an order request via the Client with which they have a relationship to Bakkt Crypto to sell crypto assets by specifying the dollar value or quantity that they wish to sell. For market orders, the Client displays the estimated price or estimated quantity, which is inclusive of any markup. If the Client is charging any trade fees, those will be displayed and included in the total trade value. Once confirmed by the Customer, the order is then sent to Bakkt Crypto by the Client. Upon receipt of the order, Bakkt Crypto accepts and processes the sale order and records the order fill transaction on Bakkt Crypto’s internal ledger by recording a debit to the Customer’s crypto asset account.

If the Customer’s funding source is a fiat wallet, Bakkt Marketplace will credit the Customer’s fiat wallet on its internal ledger. During the daily batch settlement period, fiat funds are transmitted from the Bakkt Crypto transaction account to the FBO Account.

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Fig. 5 Crypto Assets Sale with proceeds to the Customer’s Fiat Wallet Hosted by Bakkt Crypto

If the Customer’s funding source is a BaaS account, Bakkt Crypto sends a message to the Client that a trade has been executed. The Client then instructs the BaaS provider to transfer the funds from its BaaS FBO account to the Customer’s BaaS account. The BaaS will credit the Customer’s fiat wallet on its internal ledger. During the daily batch settlement period, fiat funds are transmitted from the Bakkt Crypto Transaction account to the BaaS FBO Account.

Fig. 6 Crypto Assets Sale with Proceeds to the Customer’s BaaS Account

If the Customer’s funding source is a brokerage account, Bakkt Crypto sends a message to ledger the funds from the Bakkt Crypto Brokerage Account at the brokerage’s clearing firm to the Customer’s Brokerage Account at the brokerage’s clearing firm. During the daily batch settlement period, fiat funds are transmitted from the Bakkt Crypto Transaction account to the Bakkt Crypto Brokerage Account.

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Fig. 7 Crypto Assets Sale with Proceeds to the Customer’s Brokerage Account

Custody Services for the Crypto Assets Supported for Trading

Prior to the acquisition of Bakkt Crypto, we did not use third party custodians, other than minimal amounts at liquidity providers that also provide custody for the purpose of facilitating trading and settlement. In connection with our acquisition of Bakkt Crypto, we acquired third-party custodial relationships with Coinbase Custody Trust Company (“Coinbase Custody”) and BitGo Trust Company (“BitGo”), which are currently used by Bakkt Crypto for custody and crypto asset transfers, where applicable. In addition, Bakkt Crypto also self-custodies select crypto assets (less than 8% of total Customer crypto assets were self-custodied as of September 30, 2023) to facilitate Customer withdrawals utilizing the Fireblocks Vault service. Self-custodying Customer crypto assets through the use of Fireblocks third-party custody software involves risks related to our reliance on the third party for the certain services. These include the implementation of Secure Multi-Party Computation (MPC) key creation software, the provision of software that facilitates a Secure Transfer Environment for the transfer of crypto assets, and workflow authorization functionality ensuring that only Bakkt Crypto specified authorized persons are able to access the wallets for authorized purposes.

Our intention is to consolidate our self-custodial services while still offering diversification across custodians for Clients that request it.

Bakkt Trust holds at least 90% of the crypto assets held in custody in cold storage and up to 10% of crypto assets (not to exceed $25.0 million in notional value at any one time) in warm or hot wallets.

Bakkt Crypto holds all crypto assets, including Customer crypto assets and the immaterial inventory of crypto assets that Bakkt Crypto maintains for purposes such as facilitating blockchain fee payments and accommodating the impacts of rounding, in omnibus wallets. With respect to mode of storage, a small percentage of all crypto assets (generally not more than 2%) are held in warm or hot storage in order to facilitate daily settlement and Customer withdrawals, while the vast majority of crypto assets are held in cold storage and accessed, as needed, to replenish the warm or hot wallets. The amounts of crypto assets held in warm/hot storage and cold storage are monitored daily by our custody operations team and reviewed by management on a monthly basis.

Assets stored by Coinbase Custody and BitGo are held 100% in segregated cold storage. Both entities are SOC 1 certified. At this time, Bakkt Crypto does not utilize third parties other than Coinbase Custody and BitGo to hold Customer crypto assets as custodian.

To ensure the security of crypto assets, we do not disclose the geographic location where such assets are held or the identity of the persons who have access to them or the authority to release those assets from wallets. Private keys are held in controlled locations dispersed through the United States according to SOC 1 audit procedures to ensure appropriate security. There are dedicated team members responsible for daily reconciliation of

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wallet holdings. New members of our custody operations team are required to complete trainings and test simulations and are provided with a runbook on our custody procedures. New members of the custody operations team, like all our employees, also are subject to background checks and drug testing. The daily reconciliations prepared by the custody team are reviewed and analyzed by management monthly and provided to external auditors at least annually, or as otherwise requested. Designated individuals within the custody operations team are responsible for the initiation and approval of outbound wallet transactions, as per our policies and procedures. Access rights are managed according to the principle of least privilege. These rights are maintained according to our IT security policy and subject to quarterly review by our IT security team.

The existence, exclusive ownership and software functionality of private digital keys and other ownership records are subject to annual audits conducted by external auditors. No insurance provider has inspection rights in respect of the crypto assets held in storage.

External Transfers of Crypto Assets (through Bakkt Crypto)

Other than the State of New York, all crypto assets that we make available to Customers are transferable to external wallets, with the exception of Ethereum Classic (ETC) and Dogecoin (DOGE), which are under development and expected to be supported for transfers in the first quarter of 2024. Because we have structured our platforms to be Client-configurable in several aspects, each Client has the discretion to enable this transfer feature for its Customers. Crypto assets made available to Customers residing in the State of New York are not transferable to external wallets.

Institutional Client Business – Crypto Custody Services

Bakkt Trust currently provides custody services to Customers of Bakkt Marketplace and to its own institutional customers with respect to bitcoin and ethereum and is in the process of expanding the list of crypto assets for which it provides custody services to include more of the crypto assets which we support for trading. Pursuant to its coin listing policy, Bakkt Trust recently self-certified the provision of custody services for all of the crypto assets traded on Bakkt Crypto and Bakkt Marketplace. For a list of these crypto assets, see the table for Bakkt Trust under “Crypto Assets and Services Offered by Bakkt” above.

Bakkt Rewards

We are in the process of enabling Clients to offer their Customers the ability to convert loyalty points earned through participation in the Client’s loyalty program into bitcoin (and, in the future, to other crypto assets depending on demand). We initially expect to offer this service in the first quarter of 2024.

Customers that elect this service will opt into the program through the Client’s loyalty program user interface and then be referred to a Bakkt-managed front end to authorize account creation and conversion of certain Client loyalty points into bitcoin. The exchange rate governing the conversion will be determined by (i) the redemption rate of Client loyalty points to USD (which is set by the Client), and (ii) the prevailing market price for bitcoin, which includes a markup agreed upon between the Client and Bakkt. The bitcoin will then be accessible to the Customer via a Bakkt-managed interface, which will allow Customers to sell bitcoin for USD, link their account at the Client with their bank account, deposit or withdraw fiat currency, and buy, sell and hold other approved crypto assets. The Bakkt-managed interface will not allow Customers to open an account directly unless they are referred via a supported Client.

Bakkt Rewards will initially be supported by the Bakkt Marketplace platform and, once it combines with Bakkt Crypto, by the platform of the combined entity.

Other Potential Services

As part of our ongoing review of potential services we have de-prioritized investment in Bakkt Payouts as a service offering as we work with our clients to understand the desired feature set and their timelines to implementation. We have elected to suspend the development of the Bakkt Payouts product indefinitely. In addition, we evaluated opportunities to offer staking and have postponed further development and rollout indefinitely. Factors relevant to our determination are revenue expectations and compliance with applicable laws. Any new services that we may offer will be subject to governance and regulatory considerations.

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Marketing

We market our platform to our Clients. We generally do not engage in any direct-to-consumer marketing for the acquisition or engagement of end consumers, or Customers. As part of Client engagement, we may assist them in developing their crypto assets marketing strategy but any such strategy is ultimately executed by Clients at their discretion. We also have a sponsorship agreement with Caesars Entertainment pursuant to which the theater at Planet Hollywood Resort & Casino in Las Vegas is branded as the “Bakkt Theater.” However, potential Customers are not able to sign up directly with us and need to access our platform through a Client environment.

Clients may choose to market our crypto asset services to Customers. In order to ensure we comply with applicable laws and regulations, we retain the right to review Customer-facing marketing materials proposed to be used by Clients. In specific instances, we require Clients to disclose the services we provide and the related risks in such materials.

We market our products and services to potential Clients using multiple business-to-business channels, such as (i) Company-owned domains (e.g., our website and blog and its social media platforms), (ii) direct marketing, including email marketing and targeted digital advertisements to potential Clients, and (iii) indirect marketing to potential clients via partnerships with existing Clients and other third parties to promote branding and product access for potential clients through existing Client channels.

Since Customers must agree to our terms of use in order to utilize the services offered by our platforms, as part of Customer onboarding, we collect data about Customers from the applicable Client and/or Customer in accordance with our privacy policy. This data is used to complete required processes (e.g., Customer Identification Program and Know Your Customer verification) and to service Customers.

Insurance Matters

We maintain types and amounts of insurance coverage that we believe are appropriate and consistent with customary industry practices. Our insurance policies cover employee-related accidents and injuries, property damage, business interruption, storm damage, facilities, cyber, crime and liability deriving from our activities. Our insurance policies also cover directors’, employee and fiduciary liability and officers’ liability.

We may also be covered for certain liabilities by insurance policies issued to third parties, including, but not limited to, our dealers and vendors.

With respect to crypto assets, we maintain crime insurance with $100.0 million of coverage for amounts held in cold wallets and $25.0 million of coverage for amounts held in hot wallets, in each case, with a $1.0 million deductible. The policy term is one year, from July 1, 2023 to June 30, 2024. The policy is non-cancellable, other than for a change of control of the Company, bankruptcy or liquidation of the Company or non-payment of premium by the Company. There are no automatic or guaranteed renewal provisions, although we expect to renew such coverage prior to its expiration, if possible. The policy contains customary exclusions and limitations of coverage as per industry standards.

Policies and Procedures

We and our subsidiaries have a comprehensive set of policies and procedures relating to crypto assets and crypto asset-related services.

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General

Self-dealing and other potential conflicts of interest are addressed by our Insider Trading Policy, Code of Business Conduct and Ethics, Related Person Transactions Policy and Cryptocurrency Listing Policy. Employees are trained in these areas and attest to review these documents and policies upon hire and annually. Operationally, there are segregations of duties and information tied to trading, listing and money movements, including protections for whistleblowers, compliance reviews, and blackout periods. Orders are entered into our systems where transactions are executed at best available prices with market makers and liquidity sources, designed to further insulate customer activities and prevent front-running and other illegal activities.

Custody-Related Policies

Bakkt Trust stores client and internal assets omnibus in a combination of warm and cold wallets. Bakkt Trust uses an internal ledger to delineate client and internal assets. Bakkt Trust completes hourly automated reconciliations to confirm balances across the internal ledger, internal node, and external node match. Every deposit into Bakkt Trust is checked using industry-leading “know-your-customer” (“KYC”) providers to check the provenance of the assets deposited before moving the funds out of the deposit wallet. Deposited funds may be moved into a segregated quarantine wallet if they do not pass the KYC screening and require further investigation.

Bakkt Crypto makes use of third-party providers of custodial services, including Coinbase Custody Trust Company, LLC and BitGo Trust Company, to hold Customer crypto assets as custodian in cold storage as well as in hot or warm wallets as necessary. Bakkt Crypto also self-custodies Customer crypto assets using the Fireblocks Vault service. All wallets hosted by Bakkt Crypto are omnibus wallets, which may contain both crypto assets held for the benefit of Customers and the limited quantity of crypto assets held by Bakkt Crypto in its own account as inventory. Bakkt Crypto does not, and historically did not, operate a proprietary trading business.

Listing-Related Policies

We maintain crypto asset listing policies for each of Bakkt Marketplace (which policy also covers Bakkt Crypto, as its wholly owned subsidiary) and Bakkt Trust (the “Listing Policies”), the purpose of which is to provide a framework for the review and approval of new crypto assets for Customer transactions and custody services, respectively. The Listing Policies are based on guidance from NYDFS and were approved by the NYDFS. Material revisions to the Listing Policies require prior written approval from the NYDFS.

The Listing Policies require the covered entity to undertake and document a risk assessment for each new crypto asset, which considers a number of risks, including legal and regulatory risk, and entails a review of the regulatory status of the crypto asset. Other risks covered by the risk assessment include integrity and legitimacy risk (i.e., risks associated with the creation, governance, issuance, and design of the crypto asset); reputational risk; liquidity, pricing, and manipulation risk; operational risk; and cyber security risk. The Listing Policies also provide for an evaluation of actual or potential conflicts of interest with respect to the potential listing of a crypto asset, and updates to policies and procedures to ensure that monitoring and control measures are in place to manage money laundering and financial crime risk associated with the crypto asset.

Under the Listing Policies, we utilize the risk assessment to consider various factors when making a decision to approve a new crypto asset for listing, including, among others, the appropriateness of the crypto asset to our business model and client base and whether the crypto asset is supported by other reputable markets or trading venues. In order to assess the regulatory status of a crypto asset, we consider the application of the Howey test, and other factors relevant to the determination of the security status of a crypto asset, and the positions of the SEC as expressed in various crypto-related enforcement actions and lawsuits. We may also solicit the opinion of outside counsel.

The Listing Policies do not ascribe specific weighting to particular factors or inputs to be considered in connection with the potential listing or delisting of crypto assets.

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